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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52922

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBT Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11853 Bricksome Ave., Suite B
(No. and Street)

Baton Rouge (City) LA (State) 70816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yolanda B. Wessel (225) 296-3901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

701 Poydras St. Ste 3900 (Address) New Orleans (City) LA (State) 70139 (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

SEC PROCESSING SECTION RECEIVED FEB 28 2006 WASH. DC 203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Leonard N. Alsfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBT Investments, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres/CEO
Title

Notary Public #04163

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FBT Investments, Inc.
Years Ended December 31, 2005 and 2004

FBT Investments, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2005 and 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
FBT Investments, Inc.

We have audited the accompanying statements of financial condition of FBT Investments, Inc. (the Company) as of December 31, 2005 and 2004, and the related statements of income, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the result of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 10, 2006

FBT Investments, Inc.

Statements of Financial Condition

	Years Ended December 31 2005	2004
Assets		
Cash and cash equivalents	**$ 107,022**	$ 72,698
Restricted cash	**45,000**	45,000
Money market investments	**182,529**	238,736
Other investments	**–**	7,500
Fixed assets (net of accumulated depreciation of $131,920 and $105,357)	**20,137**	85,294
Other assets, including accounts receivable of $140,550 and $180,265	**214,212**	202,956
Due from related parties	**1,315**	2,595
Total assets	**$ 570,215**	$ 654,779
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	**$ 111,312**	$ 152,991
Due to related parties	**35,000**	40,693
Total liabilities	**146,312**	193,684
Stockholder's equity:		
Common stock, $1 par value per share; 1,334 shares authorized and outstanding	**1,334**	1,334
Additional paid-in capital	**1,039,007**	1,039,007
Accumulated deficit	**(616,438)**	(579,246)
Total stockholder's equity	**423,903**	461,095
Total liabilities and stockholder's equity	**$ 570,215**	$ 654,779

See accompanying notes.

FBT Investments, Inc.

Statements of Income

	Years Ended December 31	
	2005	**2004**
Revenues:		
Commission income	**$1,207,961**	$1,433,283
Fee income	**402,354**	519,538
Interest, dividends and other income	**61,127**	12,052
Total revenues	**1,671,442**	1,964,873
Expenses:		
Employee compensation and benefits	**1,173,942**	1,340,522
Occupancy and equipment	**149,617**	116,724
Fees	**251,914**	294,023
Other expenses	**52,575**	49,202
Total expenses	**1,628,048**	1,800,471
Net income	**$ 43,394**	$ 164,402

See accompanying notes.

FBT Investments, Inc.

Statements of Changes in Subordinated Borrowings

	Years Ended December 31	
	2005	**2004**
Balance, January 1, 2004	$ –	$ –
Change during the year	–	–
Balance, December 31, 2004	–	–
Change during the year	–	–
Balance, December 31, 2005	$ –	$ –

See accompanying notes.

FBT Investments, Inc.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Stockholder's Equity
Balance, January 1, 2004	$ 1,334	$ 1,039,007	$ (698,648)	$ 341,693
Dividend	–	–	(45,000)	(45,000)
Net income	–	–	164,402	164,402
Balance, December 31, 2004	1,334	1,039,007	(579,246)	461,095
Dividend	–	–	**(80,586)**	**(80,586)**
Net income	–	–	**43,394**	**43,394**
Balance, December 31, 2005	**$ 1,334**	**$ 1,039,007**	**$ (616,438)**	**$ 423,903**

See accompanying notes.

FBT Investments, Inc.

Statements of Cash Flows

	Years Ended December 31 2005	2004
Operating activities		
Net income	$ **43,394**	$ 164,402
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	**39,416**	26,835
Impairment of leasehold improvements	**50,962**	–
(Increase) decrease in receivables from brokers, dealers, and clearing organizations	**39,715**	(69,478)
Increase (decrease) in accounts payable and accrued expenses	**(37,928)**	16,795
Increase in other assets	**(50,972)**	(2,438)
Decrease in due from/to related parties	**(4,413)**	(2,849)
Stock received as payment for services	**–**	(7,500)
Net cash provided by operating activities	**80,174**	125,767
Investing activities		
Purchase of furniture and equipment	**(25,221)**	(51,537)
Increase in restricted cash	**–**	(20,000)
Decrease in money market investments, net	**56,207**	34,491
Net cash provided by (used in) investing activities	**30,986**	(37,046)
Financing activities		
Dividend to shareholders	**(76,836)**	(45,000)
Net cash used in investment activities	**(76,836)**	(45,000)
Net increase in cash and cash equivalents	**34,324**	43,721
Cash and cash equivalents, beginning of year	**72,698**	28,977
Cash and cash equivalents, end of year	$ **107,022**	$ 72,698
Noncash operating activities		
Common stock of unrelated entity distributed as compensation	$ **3,750**	$ –
Noncash investing activities		
Common stock of unrelated entity distributed as a stock dividend	$ **3,750**	$ –

See accompanying notes.

1. Significant Accounting Policies

FBT Investments, Inc. (the Company) is a wholly owned subsidiary of Firstrust Corporation (the Parent), a Louisiana bank holding company. Prior to July 1, 2003, the Company was owned by First Bank & Trust, a wholly owned subsidiary of the Parent.

The Company provides retail brokerage services to customers primarily in Louisiana. The Company clears its securities transactions through a clearing broker on a fully disclosed basis. The Company has deposited $25,000 with the clearing broker, which is classified as a restricted deposit and included in other assets on the statements of financial condition. The Company is registered with the Securities and Exchange Commission as a broker dealer and is a member of the National Association of Securities Dealers, Inc.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Commissions and Fees

Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade-date basis. Fee income is recorded as the related services are provided and fees are earned.

Money Market Investments

Interest and dividend revenues are earned from the underlying investments owned and are accounted for on an accrual basis. The investments are carried at fair value.

Income Taxes

The Company is taxed as an S corporation. As a result, taxable income or losses of the Company are included in the federal and state income tax returns of the Company's stockholder.

Cash Equivalents

The Company considers certain highly liquid, temporary investments with an original maturity of three months or less to be cash equivalents.

1. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method, using an estimated life of five years, and leasehold improvements, which are amortized using the straight-line method over the lease term (five years). Fixed assets are recorded at cost.

2. Related Party Transactions

The Company operated in facilities that were leased by the Parent through August 2005, for which $35,000 and $38,500 was charged in 2005 and 2004, respectively, and is included in occupancy and equipment expenses.

During 2005 and 2004, the Company made payments to First Bank & Trust (FBT) totaling $10,000 and $60,000, respectively, for repayment of vested sign-on bonuses paid to the Company's brokers by FBT. The bonuses vested over five years and the Company paid FBT monthly for the vested amount through February 2005, the end of the obligatory period. These payments were included in employee compensation and benefits expense.

The Company's cash and cash equivalents at December 31, 2005 and 2004, were held at FBT. Additionally, a restricted certificate of deposit of $20,000 was held at FBT at December 31, 2005.

3. Services Agreement

The Company has an agreement with Pershing, L.L.C., a Bank of New York Securities Group Company, to provide certain services as the Company's agent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed, and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers. In connection with its agreement with Pershing, L.L.C. to provide these services, the Company previously made a $25,000 clearing deposit with Pershing, L.L.C. and agreed to compensate Pershing, L.L.C. on a "per-transaction" basis with a minimum compensation of $25,000 per calendar quarter. The agreement has no stated expiration date.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1). Under the Uniform Net Capital Rule, a broker/dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Rule, of $50,000 or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2005, the Company had net capital of $195,551, which was $145,551 in excess of its required net capital of $50,000.

5. Dividends

The Board of Directors paid cash dividends of $76,836 during 2005, $44,000 of which relates to federal and state income taxes arising from the taxable income of the Company that passes through to the shareholder. In addition, the Company distributed to the shareholder common stock of an unrelated entity. The carrying value of the common stock was $3,750 and the distribution is included in dividends in the accompanying statements of changes in shareholder's equity.

6. Impairment of Leasehold Improvements

On August 29, 2005, hurricane Katrina struck the Gulf Coast of Louisiana and Mississippi, which resulted in damage to the Company's leased office space. The Company has insurance coverage related to the property damage and expects to recover all losses. The Company recorded an impairment charge of $50,962 related to the damaged leasehold improvements. The impairment charge was offset by a similar amount of insurance recoveries. The receivable for insurance recoveries is included in other assets at December 31, 2005.

7. Transactions With Customers

For transactions where the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

8. Fair Value of Financial Instruments

Generally accepted accounting principles require disclosure of fair value information about financial instruments for which it is practicable to estimate fair value, whether or not the financial instruments are recognized in the financial statements. At December 31, 2005 and 2004, the carrying amount of cash, investment in money market mutual fund, receivables, and deposit with clearing broker approximates the estimated fair value of these financial instruments.

9. Employee Benefit Plans

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plans at its discretion, based on its profits for the year. The aggregate contributions to the plans for the year ended December 31, 2005 were $15,273.

Supplemental Information

Schedule I

FBT Investments, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2005

Net capital	
Total stockholder's equity	$ 423,903
Less nonallowable assets and deductions:	
Retail receivables and other assets	157,739
Furniture and equipment, net	20,137
Other deduction	45,000
	222,876
Less haircuts	(5,476)
Net capital	$ 195,551
Aggregate indebtedness	$ 146,312
Net capital requirement – greater of $50,000 or 6 2/3% of aggregated indebtedness	$ 50,000
Excess net capital	$ 145,551
Ratio: aggregate indebtedness to net capital	75%
Reconciliation with Company's computation (included in Part II of Form X-17A-5, as of December 31, 2005):	
Net capital in Company's Part II (unaudited) FOCUS report	$ 201,542
Difference due to unrecorded revenue and related expenses at December 31, 2005	(5,991)
Net capital, per above	$ 195,551

FBT Investments, Inc.

Statement Regarding Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
FBT Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of FBT Investments, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 10, 2006